ADMINISTRATIVE AGREEMENT

June 22, 1995

Kansas City Life Insurance Company
3520 Broadway
Kansas City, Missouri 64141-6139

Gentlemen:

This agreement is entered into between Federated Securities Corp. (the “Distributor”) and Kansas City Life Insurance Company (the “Company”) concerning certain administration services.

1.           Administration Services and Expenses. Administration services for the Kansas City Life Insurance Company Variable Annuity Separate Account, and the Kansas City Life Insurance Company Universal Life Separate Account (individually, the “Separate Account”, or collectively, the “Separate Accounts”), which invest in the Equity Growth and Income Fund, the Prime Money Fund, and the Corporate Bond Fund (individually, the “Fund”, or collectively, the “Funds”), each a portfolio of Insurance Management Series (the “Trust”) pursuant to the Participation Agreement between the Company and the Trust dated June 22,1995 (the “Participation Agreement”), and for purchasers of variable annuity contracts issued through the Separate Accounts, are the responsibility of the Company. Administration services for the Funds, in which the Separate Accounts invest, and for purchasers of Fund shares, are the responsibility of the Fund or of the Distributor.

The Distributor recognizes the Company as the sole shareholder of Fund shares purchased under the Participation Agreement on behalf of the Separate Accounts. The Distributor further recognizes that it will derive a substantial savings in administration expenses by virtue of having a sole shareholder of record of Fund shares purchased under the Participation Agreement, rather than multiple shareholders having record ownership of such Fund shares. The administration expenses for which the Distributor will derive such savings are set forth in Schedule A to this letter agreement.

2.           Administration Expense Payments.  In consideration of the anticipated administration expense savings resulting to the Distributor from the arrangements set forth in the Participation Agreement, the Distributor agrees to pay to the Company on a monthly basis, from the bona fide profits of the Distributor, an amount equal to 25 basis points (0.25%) per annum of the average aggregate amount invested by the Company on behalf of the Separate. Account under the Participation Agreement.

For purposes of computing the payment to the Company contemplated under this Paragraph 2, the average aggregate amount invested by the Company over a one-month period shall be computed by totaling the Company’s aggregate investment (share net asset value multiplied by total number of shares of the Fund held by the Company) on each business day during the month, and dividing by the total number of business days during such month.

The payment contemplated by this Paragraph 2 shall be calculated by the Distributor at the end of each calendar quarter and will be paid to the Company within thirty (30) business days thereafter. Payment will be accompanied by a statement showing the calculation of the monthly amount payable by the Distributor and such other supporting data as may be reasonably requested by the Company.

3.           Nature of Payments.  The parties to this letter agreement recognize and agree that the Distributor’s payments to the Company relate to administration services only and do not constitute payment in any manner for investment advisory services or for costs of distribution of Contracts or of Fund shares; and that these payments are not otherwise related to investment advisory or distribution services or expenses. The amount of administration expense payments made by the Distributor to the Company pursuant to Paragraph 2 of this agreement shall not be deemed to be conclusive with respect to actual administration expenses or savings of the Distributor.

4.           Term.  This letter agreement shall remain in full force and effect for so long as at least $500.00 in assets of any one Fund of the Trust are attributable to amounts invested by the Company under the Participation Agreement, unless terminated in accordance with Paragraph 5 of this letter agreement.

5.           Termination.  This letter agreement will be terminated upon mutual agreement of the parties hereto in writing.

6.           Amendment.  This letter agreement may be amended only upon mutual agreement of the parties hereto in writing.

7.           Counterparts.  This letter agreement may be executed in counterparts, each of which shall be deemed an original but all of which shall together constitute one and the same instrument.

8.           Construction of Agreement.  This agreement shall be construed in accordance with the laws of the Commonwealth of Pennsylvania.

If this letter agreement is consistent with your understanding of the matters we discussed concerning administration expense payments, kindly sign below and return a signed copy to us.

Federated Securities Corp.

By:  /s/ John W. McGonigle

Name:  John W. McGonigle

Title:  Exec. Vice President

Date:  June 22, 1995

Acknowledged and Agreed:
Kansas City Life Insurance Company

By:  /s/ Richard L. Finn

Name:  Richard L. Finn

Title:  SVP

Date:  June 12, 1995

Attachment:  Schedule A

SCHEDULE A

Maintenance of books and records
-	Record issuance of shares
-	Record transfers (via net purchase orders)
-	Reconciliation and balancing of the separate accounts at the fund level in the general ledger, at various banks and within systems interface

Purchase orders
-	Determination of net amount available for investment by the fund
-	Deposit of receipts at fund’s custodian by fund (wire order)
-	Notify custodian of estimated amount required to pay dividend or distribution

Redemption orders
-	Determination of net amount required for redemptions by fund
-	Notification of custodian and fund of cash required to meet payments
-	Cost of share redemptions

Reports
-	Periodic information reporting to the fund
-	Preparation of annual and semi-annual shareholder reports; printing and mailing (to existing contract owners)

Fund-related contract owner services
-	Printing and mailing costs associated with dissemination of fund prospectus to existing contract owners
-	Telephonic support for contract owners with respect to inquiries about the fund (not including information about performance or related to sales)
-	Fund proxies (preparation of materials, inclusive of printing, distribution, tabulation, and reporting)

Other administrative support
-	Sub-accounting services
-	Providing other administrative support to the fund as mutually agreed between insurer and the fund
-	Relieving the fund of other usual or incidental administrative services provided to individual shareholders

Coordination of relationships between participating funds